CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC
DIVIDEND REINVESTMENT PLAN

CPG Cooper Square International Equity, LLC (the "Fund") has adopted a dividend reinvestment plan (the "Plan") pursuant to which distributions of dividends and capital gains ("Dividends") paid by the Fund will be automatically reinvested in additional units of limited liability company interests of the Fund ("Units") by the Fund's administrator, SS&C Technologies, Inc., and its affiliates, DST Asset Manager Solutions, Inc. and ALPS Fund Services, Inc. (the "Administrator"), as agent of the Plan (the "Plan Agent"), unless an investor "opts out" (elects not to reinvest in Units). An investor that elects not to participate in the plan will receive Dividends in cash, paid by the Plan Agent, as Dividend disbursing agent, directly to the investor's account, which will be the same account from which investments and any other payments required as a condition to the investor's investment in the Fund will be made by the investor. Even if an investor does not participate in the Plan, however, the Fund will have the ability to declare a large portion of Dividends in Units instead of in cash.

The Plan Agent serves as agent for the Fund's investors in administering the Plan. After the Fund declares a Dividend, the Plan Agent will, as agent for the investors, distribute newly-issued Units on behalf of the participants. Units purchased by reinvestment will be issued at their net asset value on the ex-dividend date (which generally is expected to be the last business day of a month). There is no sales charge or other charge for reinvestment.

Investors may elect initially not to reinvest or change their election at any time by contacting the Plan Agent at the mailing address or telephone number below. Such withdrawal will be effective immediately if received not less than ten days prior to a Dividend record date; otherwise, it will be effective for all subsequent Dividends.

The Plan Agent's fees for the handling of reinvestment of Dividends will be paid by the Fund pursuant to the Service Agreement between the Fund and the Administrator. The automatic reinvestment of Dividends will not relieve participants of any income tax that may be payable or required to be withheld on such Dividends.

The Fund reserves the right to amend or terminate the Plan at any time. All correspondence concerning the Plan should be directed to the Plan Agent at the mailing address or telephone number below.

Regular Mail:	Overnight Address:
DST Asset Manager Solutions, Inc.	DST Asset Manager Solutions, Inc.
C/O CPG Cooper Square International Equity, LLC	C/O CPG Cooper Square International Equity, LLC
PO Box 219300	430 W 7th Street
Kansas City, MO, 64121-9300	Kansas City, MO 64105

Toll Free:	833-236-7275

Approved: August 21, 2020